UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

18005169

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Creek Capital Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 28th Floor
(No. and Street)

New York | New York | 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Forstl 212-692-8660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

529 Fifth Avenue | New York | New York | 10017
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EG.

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OATH OR AFFIRMATION

I, Michael Forstl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Creek Capital Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

LESLIE C JACOB
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JA6356561
Qualified In Queens County
My Commission Expires 04-03-2021

Notary Public

Signature

Senior Managing Director
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Creek Capital Distributors, LLC

Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Creek Capital Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Creek Capital Distributors, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Morgan Creek Capital Distributors, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Morgan Creek Capital Distributors, LLC's management. Our responsibility is to express an opinion on Morgan Creek Capital Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Morgan Creek Capital Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Morgan Creek Capital Distributors, LLC's auditor since 2015.
New York, New York
February 28, 2018

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Financial Statement

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

December 31,	2017
Assets	
Cash	$ 352,368
Accounts receivable	38,737
Due from related party	207,995
Prepaid and other assets	65,350
Total Assets	$ 664,450
Liabilities and Members' Equity	
Liabilities	
Accrued commissions payable	$ 161,207
Accrued compensation and benefits	84,971
Accounts payable and accrued expenses	39,287
Due to related party	42,625
Total Liabilities	328,090
Members' Equity	336,360
Total Liabilities and Members' Equity	$ 664,450

The accompanying notes are an integral part of this financial statement.

1. Summary of Business Activities and Significant Accounting Policies

Morgan Creek Capital Distributors, LLC (the "Company") is a limited liability company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was formed on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011. The Company was previously called Town Hall Capital, LLC from its inception until October 2015.

Morgan Creek Capital Management, LLC ("Morgan Creek") is the majority owner of the Company. Prior to September 30, 2015, Town Hall Holdings, LLC, a majority owned subsidiary of Morgan Creek, owned the Company. The Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company. It also serves as a placement agent raising capital primarily from investors in other Morgan Creek-sponsored funds, including private equity funds and private equity fund of funds (collectively, "Private Equity Funds"), and hedge funds and hedge fund of funds (collectively "Hedge Funds").

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new accounting standard, Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The standard provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. Its core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In August 2015, the FASB issued Accounting Standards Update ("ASU") 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which defers the effective date of ASC 606 by one year. With this deferral, ASC 606 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, for entities that are required to file financial statements with the SEC. The Company has evaluated this new update and the impact of adopting this new standard and believes that its effect will be immaterial.

In February 2016, the FASB issued a new accounting standard, ASU 2016-02, *Leases (Topic 842)*. ASU 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for entities that are required to file financial statements with the SEC for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of adopting this new standard.

Cash

Cash represents balances held in demand accounts at financial institutions and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains bank accounts at financial institutions; although these financial institutions may have credit risk, the Company has not experienced any losses to date.

Compensated Absences

Employee vacation is accrued when it is earned by employees. No provision is recorded at year end as vacation is earned on a calendar year basis and no carry over provision for any unused vacation exists.

Accounts Receivable

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Certain placement fees are paid over multiple years and are discounted to reflect net present value. The Company evaluates collectibility of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2017, the Company did not deem an allowance for uncollectible accounts to be necessary.

Fair Value Measurements

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

Revenue Recognition

Placement and distribution fees are recognized as earned upon acceptance of capital or capital commitments by Private Equity Funds, when they become receivable from the underlying manager for Hedge Funds and registered funds, or upon an investor's capital commitment to certain non-Morgan Creek-managed funds or investments. These fees include one-time sales commissions based on the initial dollar value of shares sold in certain Morgan Creek funds, which are recorded as revenue at the time of sale. These fees also include ongoing sales commissions based on the dollar value of shares sold and retained in certain Morgan Creek funds. The Company may receive placement and distribution fees based on the performance fee revenue or carried interest earned in certain funds or investments it placed. These placement and distribution fees are recognized when the underlying performance fee revenue or carried interest has been determined. The Company may also receive non-refundable retainers upon execution of agreements with managers of Private Equity Funds, Hedge Funds or registered funds to provide fund-raising services. These retainers are recorded as revenue when earned.

Significant Customers

The Company derives almost all its revenues from three clients and there is a concentration of receivables at December 31, 2017 associated with these clients, making up 99.0% of the receivable balance as of December 31, 2017.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income or net loss.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2014 to 2017 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. To date, the Company has not identified or recorded any unrecognized tax benefits.

2. Related Party Transactions

Morgan Creek made $128,006 of purchases on behalf of the Company during 2017. The Company has reimbursed Morgan Creek $108,532 for these purchases with an additional $28,009 currently included in "Due to related party" on the accompanying statement of financial condition.

As of December 31, 2017, the Company's due from related party consisted of $207,995 due from Morgan Creek of which $141,504 is included in the table below.

The Company records fees that are receivable over a period of more than twelve months at amounts that are net of imputed interest. Interest has been imputed at rates ranging from 3.25% to 3.28% per annum.

The approximate future collections of such receivables, as of December 31, 2017, are summarized as follows:

Year Ending December 31,		
2018	$	72,000
2019		60,000
2020		15,000
		147,000
Less discount		5,496
	$	141,504

The above fees receivable are paid to a registered representative once they are collected. The Company records the fees that are payable to the registered representative in the same manner with the same imputed interest rates.

Employee Benefit Plan

Morgan Creek sponsors a tax-qualified plan (the "Plan") for its personnel and the personnel of the Company. The Plan consists of a defined contribution profit sharing component and a deferred contribution. Contributions are made to the profit sharing component by the Company, subject to approval by the Company. The contribution amounts are not reduced by participant contributions, which are made through salary or bonus reductions. For the year ended December 31, 2017, $17,714 is included in "Accrued compensation and benefits" on the accompanying statement of financial condition.

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had regulatory net capital of $248,168 and a required minimum regulatory net capital of $17,486.

4. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2017 through the date the financial statements were available to be issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.

5. Continuing Operations

As more fully described in Note 1, the Company is a component of a larger enterprise. Morgan Creek Capital Management, LLC has committed to provide capital to support the Company's continuing operations and regulatory net capital through March 1, 2019, at a minimum.

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

As of December 31, 2017

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

As of December 31, 2017